

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2015

Sommay Vongsa
President
My Cloudz, Inc.
430/23 Moo 12
Nongprue, Banglamung
Chonburi 20150 Thailand

> **Re:** **My Cloudz, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 22, 2015**
> **File No. 333-203373**

Dear Mr. Vongsa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2015 letter.

Risk Factors

Risks Relating to Our Business

We will require immediate financing in order to implement our business plan…, page 10

1.   We were unable to locate revisions fully responsive to prior comment 3. Please revise to disclose the estimated minimum period of time that you will be able to conduct planned operations using currently available capital resources, the extent to which you currently use capital resources in your operations on a monthly basis, and the minimum additional capital necessary (in dollars) to fund planned operations for a 12-month period, or advise.

Description of Business

Business Development, page 22

2.   We note the revisions made in response to prior comment 5. Please revise to clarify that your "registered office" is the address of your agent for service. Additionally, clarify, if true, that your business operations will be conducted from Thailand.

        You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3483 with any other questions.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Attorney-Advisor

cc: Timothy S. Orr, Esq.
        The Law Offices of Timothy S. Orr, PLLC